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                                March 12, 2024

       Jeffrey Stopko
       Chief Executive Officer
       AmeriServ Financial, Inc.
       Main & Franklin Streets, P.O. Box 430
       Johnstown, PA

                                                        Re: AmeriServ
Financial, Inc.
                                                            DEFA14A filed March
8, 2024
                                                            File No. 000-11204

       Dear Jeffrey Stopko:

                                                        We have reviewed your
filing and have the following comment.

               Please respond to this comment by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       DEFA14A filed March 8, 2024

       General

   1. Communications made in reliance on Rule 14a-12 must identify the participants in the solicitation and
describe the participants       direct or indirect interests.    Please note
that the
                                                        legend must advise
security holders where they can currently obtain such information, which requirement is
not satisfied by including a general reference to filings made by the soliciting party. See
Rule 14a-12(a)(1)(i) and Question 132.03 of the Compliance and
                                                        Disclosure
Interpretations for Proxy Rules and Schedules 14A/14C. Please provide this information in all
future soliciting materials.
               We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please direct any
questions to Blake Grady at 202-551-8573 or Tina Chalk at 202-551-
       3263.
 Jeffrey Stopko
AmeriServ Financial, Inc.
March 12, 2024
Page 2

FirstName LastNameJeffrey Stopko         Sincerely,
Comapany NameAmeriServ Financial, Inc.
                                         Division of Corporation Finance
March 12, 2024 Page 2                    Office of Mergers & Acquisitions
FirstName LastName